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                     AMERICAN REAL ESTATE INVESTMENT CORPORATION
                              1670 Broadway - Suite 3350
                               Denver, Colorado  80202
                                    (303) 869-4700







                                  November 12, 1997




Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, DC  20549

         Re:  AMERICAN REAL ESTATE INVESTMENT CORPORATION
              FILE NO. 333-39703

Gentlemen:

    Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, the agent for service with respect to the above Registration Statement, hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement on Form S-4 of American Real Estate Investment Corporation, File No. 333-39703.

    The reasons for the requested withdrawal of the Registration Statement are that the securities proposed to be registered will be sold in reliance upon the exemption from the registrations requirements of the Securities Act pursuant to
Section 4(2) thereof.


                                  Very truly yours,

                                  American Real Estate Investment Corporation



                             By:   /s/ Evan Zucker
                                  ---------------------------------------------
                                  Evan Zucker, Agent for Service